Exhibit 99-1

(on CalAmp Corp. letterhead)



For Further Information:


AT THE COMPANY:              AT FINANCIAL RELATIONS BOARD:
Rick Vitelle                 Lasse Glassen
Chief Financial Officer      General Information
(805) 987-9000               (310) 854-8313
                             lglassen@financialrelationsboard.com


FOR IMMEDIATE RELEASE

CALAMP ANNOUNCES DIRECTOR RESIGNATION


OXNARD, Calif., February 14, 2006--CalAmp Corp. (Nasdaq: CAMP), a leading provider of wireless products and engineering services, today announced that James Ousley has resigned from the Company's Board of Directors, effective yesterday, due to personal and other time requirements. Mr. Ousley had served as a director of the Company since April 2004.

Rick Gold, CalAmp's Chairman, stated, "CalAmp thanks Jim for his service on the Board over the past two years, and wishes him well in his future endeavors."


About CalAmp Corp.
CalAmp is a leading provider of wireless equipment, engineering services and software that enable anytime/anywhere access to critical information, data and entertainment content. With comprehensive capabilities ranging from product design and development through volume production, CalAmp delivers cost-effective high quality solutions to a broad array of customers and end markets. CalAmp is the leading supplier of Direct Broadcast Satellite (DBS) outdoor customer premise equipment to the U.S. satellite television market. The Company also provides wireless connectivity solutions for the telemetry and asset tracking markets, public safety communications, the healthcare industry and digital multimedia delivery applications. For additional information, please visit the Company's website at www.calamp.com.


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